Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

JUNE 30, 2024

Kolibri Global Energy Inc.	| 1 |	Second Quarter 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Kolibri Global Energy Inc.’s (“KEI” or the “Company”) operating and financial results for the three and six months ended June 30, 2024, compared to the corresponding periods in the prior year, as well as information and expectations concerning the Company’s outlook based on currently available information. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and the audited consolidated financial statements and MD&A for the year ended December 31, 2023. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The reporting and measurement currency is the United States dollar. Additional information relating to KEI including its Annual Information Form is filed on SEDAR at www.sedarplus.ca and on the Company’s website at www.kolibrienergy.com.

Netback from operations, netback including commodity contracts, net operating income and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under IFRS and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows from operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

Please read carefully the important cautionary notes regarding technical information, forward-looking statements and other matters set out in this report.

Description of Business

KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the NASDAQ under the symbol “KGEI”.

Operating Summary

The Company’s results of operations are dependent on production volumes of natural gas, crude oil and natural gas liquids and the prices received for the production. Prices for these commodities have shown significant volatility during recent years and are determined by supply and demand factors, including weather and general economic conditions.

Kolibri Global Energy Inc.	| 2 |	Second Quarter 2024

OVERVIEW

Results at a Glance

	Three Months ended June 30,		Six Months ended June 30,
	2024	2023	2024	2023

Financial (US $000 except per share)
Oil and gas gross revenues	17,678	12,746	35,922	30,820
Oil and gas net revenues	13,915	10,114	28,141	24,407
Net operating income(1)	11,806	8,967	23,786	21,707
Net income	4,061	4,268	7,406	12,164
Basic net income per share	0.11	0.12	0.21	0.34
Diluted net income per share	0.11	0.12	0.20	0.33
Cash flows from operating activities	7,318	6,013	17,013	19,042
Adjusted EBITDA(2)	10,036	7,646	20,410	19,042
Additions to property, plant and equipment	6,427	15,742	11,747	19,930

Operating
Average production (Boepd)	3,128	2,415	3,216	2,803
Average price ($/BOE)	62.10	58.00	61.37	60.75
Netback from operations ($/BOE)(3)	40.40	39.97	39.66	42.07
Netback including commodity contracts ($/BOE)(3)	39.56	38.60	38.67	40.66

	June 30, 2024	Mar 31,2024	Dec 31, 2023
Balance Sheet
Cash and cash equivalents	549	1,801	598
Total assets	230,975	229,191	224,357
Working capital (deficiency)	(1,885)	(6,564)	(11,916)
Available borrowing capacity	16,042	8,042	10,042
Total non-current liabilities	41,690	38,556	35,099

(1) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Highlights

The average production for the second quarter of 2024 was 3,128 BOEPD, an increase of 30% compared to second quarter 2023 production of 2,415 BOEPD. Average production for the six months ended June 30, 2024 was 3,216 BOEPD, an increase of 15% from the average production of 2,803 BOEPD in the same period of 2023. The increases are due to production from the wells that were drilled and completed in the last six months of 2023 and the first six months of 2024.

Kolibri Global Energy Inc.	| 3 |	Second Quarter 2024

Gross revenues for the second quarter of 2024 increased by 39% compared to the second quarter of 2023. The increase was due to a 30% increase in production and an increase in average prices of 7%. Gross revenues for the six months ended June 30, 2024 increased by 17% compared to the same period in 2023. The increase was due to an 15% increase in production and a 1% increase in average prices in the six months ending June 30, 2024 compared to the same period in 2023.

Adjusted EBITDA(1) was $10.0 million for the second quarter of 2024 compared to $7.6 million for the same period in 2023, an increase of 31%. The increase was due to a 30% increase in production and an increase in average prices of 7%. Adjusted EBITDA(1) was $20.4 million for the six months ended June 30, 2024 compared to $19.0 million for the prior year period, an increase of 7%. The increase was due to a 15% increase in production and a 1% increase in average prices in the six months ending June 30, 2024 compared to the same period in 2023.

Net income in the second quarter of 2024 was $4.1 million, compared to net income of $4.3 million in the same period of 2023. The decrease was due to higher income tax expense and higher operating expense partially offset by higher average prices and higher production. Net income in the first six months of 2024 was $7.4 million, compared to net income of $12.2 million in the same period of 2023. The decrease was due to higher income tax expense of $2.6 million and a $2.1 million unrealized gain on commodity contracts in the prior year partially offset by an increase in production and average prices.

Production and operating expense per barrel averaged $8.48 per BOE in the second quarter of 2024 compared to $6.05 per BOE in the second quarter of 2023, an increase of 40%. Production and operating expense per barrel averaged $8.42 per BOE in the first six months of 2024 compared to $6.04 per BOE for the same period of 2023, an increase of 39%. The increase was due to natural gas and NGL processing costs related to prior years as the purchaser reassessed prior year gathering and processing costs, which were $0.2 million, or $0.50 per BOE in the second quarter of 2024 and $0.8 million, or $1.23 per BOE in the six months ended June 30, 2024. Under the terms of the Company’s contract with the purchaser, adjustments to fee billings over the last 24 months are permissible. The adjustments received to date cover 2022 and 2023. In addition, the second quarter of 2024 included rework costs for wells that were impacted by offset fracture stimulations at the end of 2023 which totaled $0.31 per BOE in the second quarter of 2024 and $0.23 per BOE in the six months ended June 30, 2024. Without these fees and costs, operating expense per barrel would be $7.67 per BOE for the second quarter of 2024 and $6.96 per BOE for the six months ended June 30, 2024. The increases are also due to an increase in water hauling costs in 2024 compared to the prior year.

Netback from operations(2) increased to $40.40 per BOE in the second quarter of 2024 compared to $39.97 per BOE in in the same period of 2023, an increase of 1% due to higher average prices. Netback from operations(2) decreased to $39.66 per BOE in the six months ending June 30, 2024 compared to $42.07 per BOE in the six months ending June 30, 2023, a decrease of 6% due to higher operating expenses from the prior year gathering and processing fees and the rework costs. Netback including commodity contracts(2) for the second quarter of 2024 was $39.56 per BOE compared to $38.60 in 2023, an increase of 2% from the prior year period. Netback including commodity contracts(2) for the six months ended June 30, 2024 was $38.67 per BOE, compared to $40.66, a decrease of 5% from the prior year period.

At June 30, 2024, the Company had $16.0 million of available borrowing capacity on the credit facility and was in compliance with both of its debt covenants.

(1) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Kolibri Global Energy Inc.	| 4 |	Second Quarter 2024

OPERATIONS UPDATE

Tishomingo Field, Ardmore Basin, Oklahoma

The average production for the second quarter of 2024 was 3,128 BOEPD, an increase of 30% compared to second quarter 2023 production of 2,415 BOEPD. The average production for the first six months of 2024 was 3,216 BOEPD, an increase of 15% compared to the same period of 2023 production of 2,803 BOEPD. The increases are due to production from the wells that were drilled and completed in the last six months of 2023 and the first six months of 2024.

The Nickel Hill 35-1H and Nickel Hill 35-2H wells (both 62.9% working interest) began production in late May of 2024. The Company has just started drilling the next three wells in the 2024 drilling program, the Alicia Renee 2-11-3H, Alicia Renee 2-11-4H and Alicia Renee 2-11-5H (all 100% working interest). These wells will be 1.5-mile laterals as the Company believes that the most economic and efficient future development of the field is to drill longer laterals going forward.

Production and Revenue	Three months ended June 30			Six months ended June 30
	2024	2023	%	2024	2023	%
Average oil production (BOPD)	2,309	1,821	27	2,366	2,125	11
Average natural gas production (MCFPD)	1,916	1,397	37	2,143	1,765	21
Average NGL production (BOEPD)	500	361	39	493	384	28
Average production (BOEPD)	3,128	2,415	30	3,216	2,803	15
Average oil price ($/bbl)	79.48	72.33	10	77.20	73.51	5
Average natural gas price ($/mcf)	0.84	1.83	(54)	1.52	3.28	(54)
Average NGL price ($/bbl)	18.24	15.97	14	23.18	21.67	7
Average price ($/BOE)	62.10	58.00	7	61.37	60.75	1
Oil gross revenue ($000)	16,701	11,989	39	33,249	28,267	18
Natural gas gross revenue ($000)	147	232	(37)	592	1,047	(43)
NGL gross revenue ($000)	830	525	58	2,081	1,506	38

DISCUSSION OF OPERATING RESULTS

Oil production for the second quarter of 2024 was 2,309 BOPD compared to 1,821 BOPD for the same period of 2023, an increase of 27%. Oil production for the first six months of 2024 was 2,366 BOPD compared to 2,125 BOPD for the same period of 2023, an increase of 11%. The increases are due to production from the wells that were drilled and completed in the last six months of 2023 and the first six months of 2024. Oil revenue increased by 39% in the second quarter of 2024 compared to the same period of 2023 due to an increase in oil prices of 10%, and the production increase. Oil revenue increased by 18% in the first six months of 2024 compared to the same period of 2023 due to an increase in oil prices of 5% and the production increase.

For the second quarter of 2024, average natural gas production was 1,916 MCFPD compared to 1,397 MCFPD for the same period of 2023, an increase of 37%. Average natural gas production for the first six months of 2024 was 2,143 MCFPD compared to 1,765 MCFPD for the first six months of 2023. The increases are due to production from the wells that were drilled and completed in the last six months of 2023 and the first six months of 2024. Natural gas revenue decreased by 37% in the second quarter of 2024 compared to the same period in 2023 due to the decrease in natural gas prices of 54% partially offset by the production increase. Natural gas revenue decreased by 43% in the first six months of 2024 versus the same period in 2023 due to a decrease in natural gas prices of 54% partially offset by the production increase.

Kolibri Global Energy Inc.	| 5 |	Second Quarter 2024

Natural gas liquids (NGL) production in the second quarter of 2024 increased to 500 BOEPD from 361 BOEPD in the same period of 2023, an increase of 39%. NGL production in the first six months of 2024 increased to 493 BOEPD from 384 BOEPD in the same period of 2023, an increase of 28%. The increases are due to production from the wells that were drilled and completed in the last six months of 2023 and the first six months of 2024. NGL revenue increased by 58% in the second quarter of 2024 compared to the same period in 2023 due to an increase in NGL prices of 14% and the production increase. NGL revenue increased by 38% in the first six months of 2024 compared to the same period in 2023 due to an increase in NGL prices of 7% and the production increase.

Average production on a per BOE basis was 3,128 BOEPD in the second quarter of 2024 compared to 2,415 BOEPD in the same period of 2023, an increase of 30%. Average production on a per BOE basis was 3,216 BOEPD in the first six months of 2024 compared to 2,803 BOEPD in the same period of 2023, an increase of 15%. The increase is due to the factors discussed above. Gross revenue for the second quarter of 2024 increased by 39% compared to the second quarter of 2023 due to an increase in average prices and an increase in production. Gross revenue for the first six months of 2024 increased by 17% compared to the same period of 2023 due to an increase in average prices and an increase in production.

Royalties, Operating Expenses and Netback
	Three months ended June 30			Six months ended June 30
($/BOE)	2024	2023	%	2024		2023	%
Average price	62.10	58.00	7	61.37		60.75	1
Less: Royalties	13.22	11.98	10	13.29		12.64	5
Less: operating expenses(3)	8.48	6.05	40	8.42	(4)	6.04	39
Netback from operations(1)	40.40	39.97	1	39.66		42.07	(6)
Price adjustment from commodity contracts(2)	(0.84)	(1.37)	39	(0.99)		(1.41)	30
Netback including commodity contracts(1)	39.56	38.60	2	38.67		40.66	(5)

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Price adjustment from commodity contracts includes the positive or negative adjustment to the average price per barrel that the Company realized from its commodity contracts. See the listing of commodity contracts below.

(3) Operating expenses includes compressor costs of $303,975 in the second quarter of 2024 and $573,750 in the first six months of 2024 and compressor costs of $182,625 in the second quarter of 2023 and $365,250 in the first six months of 2023 that are accounted for as a lease under IFRS 16.

(4) Includes natural gas and NGL processing costs related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024 totaling $0.2 million, or $0.50 per BOE in the second quarter of 2024 and $0.8 million, or $1.23 per BOE, in the first six months of 2024.

Average prices increased by 7% in the second quarter of 2024, compared to the same period in the prior year, due to the price increases in oil and NGLs, partially offset by a decrease in gas prices as discussed above. Oil made up 74% of the production mix in the second quarter of 2024 compared to 75% for the same period in 2023. Average prices increased by 1% in the first six months of 2024, compared to the same period in the prior year, due to the price increases in oil and NGLs, partially offset by a decrease in gas prices as discussed above. Oil made up 74% of the production mix in the first six months of 2024 compared to 76% for the same period in 2023.

Royalties on Tishomingo production averaged approximately 21.3% for the second quarter of 2024 versus 20.7% in the second quarter of 2023. Royalties on Tishomingo production averaged approximately 21.7% for the first six months of 2024 versus 20.8% in the first six months of 2023. The differences in percentages in both periods are due to different royalty burdens on the leases drilled by the Company.

Kolibri Global Energy Inc.	| 6 |	Second Quarter 2024

Major production and operating expenses are related to the gathering and processing of natural gas and NGLs as well as periodic well repairs and maintenance. Operating expenses averaged $8.48 per BOE for the second quarter of 2024 compared to $6.05 per BOE for the same period in 2023. The increase was partially due to natural gas and NGL processing costs of $0.2 million, or $0.50 per BOE, related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024. Under the terms of the Company’s contract with the purchaser, adjustments to fee billings over the last 24 months are permissible. The adjustments received to date cover 2022 and 2023. In addition, the second quarter of 2024 included rework costs for wells that were impacted by offset fracture stimulations at the end of 2023 which totaled $0.31 per BOE. Without these fees and costs, operating expense per barrel would be $7.67 per BOE for the second quarter of 2024, an increase of 27%. Operating expenses averaged $8.42 per BOE for the first six months of 2024 compared to $6.04 per BOE for the same period in 2023. The increase was due to natural gas and NGL processing costs of $0.8 million, or $1.23 per BOE, related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024. In addition, the second quarter of 2024 included rework costs for wells that were impacted by offset fracture stimulations at the end of 2023 which totaled $0.23 per BOE. Without these fees and costs, operating expense per barrel would be $6.96 per BOE for the first six months of 2024, an increase of 15%.

Realized and Unrealized Gains and Losses from Risk Management Contracts

As part of our normal operations, the Company is exposed to movements in commodity prices. In an effort to manage this exposure, the Company utilizes financial commodity contracts. The Company’s strategy focuses on the use of costless collars and fixed price contracts to limit exposure to fluctuations in commodity prices, while allowing for participation in spot commodity prices. Contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and volume. Changes in the fair value of unsettled contracts are reported as unrealized gains or losses in the period as the forward markets fluctuate and as new contracts are executed.

At June 30, 2024 the Company had the financial commodity contracts as discussed in note 3 of the Company’s unaudited condensed consolidated interim financial statements.

The estimated fair value results in a $0.5 million liability as of June 30, 2024 (December 31, 2023: $0.1 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $0.5 million (December 31, 2023: current liability of $0.2 million and a long term asset of $0.1 million).

For the second quarter of 2024, approximately 10% of oil production was hedged at $62.77/bbl and 49% of oil production was hedged with costless collars with a price range of $65/bbl to $94.55/bbl. For the first six months of 2024, approximately 12% of oil production was hedged at $62.77/bbl and 40% of oil production was hedged with costless collars with a price range of $65/bbl to $94.55/bbl.

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

($000s)	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Realized loss on financial commodity contracts	$(242)	$(300)	$(583)	$(714)

Unrealized gain (loss) on financial commodity contracts	445	777	(470)	2,167

Production and Operating Expenses

Production and operating expenses for the second quarter of 2024 was $2.1 million compared to $1.1 million for the same period of 2023, an increase of 84%. The increase was due to rework costs of $0.1 million for wells that were impacted by offset fracture stimulations at the end of 2023 and natural gas and NGL processing costs of $0.2 million related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024. Under the terms of the Company’s contract with the purchaser, adjustments to fee billings over the last 24 months are permissible. The adjustments received to date cover 2022 and 2023. Production and operating expenses for the first six months of 2024 were $4.4 million compared to $2.7 million for the same period of 2023, an increase of 61%. The increase was due to rework costs of $0.1 million for wells that were impacted by offset fracture stimulations at the end of 2023 and natural gas and NGL processing costs of $0.8 million related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024. The increase is also due to an increase in water hauling costs in 2024 compared to the prior year.

Kolibri Global Energy Inc.	| 7 |	Second Quarter 2024

General and Administrative Expenses

G&A expense for the second quarter of 2024 was $1.5 million compared to $1.0 million for the same period of 2023, an increase of 50%. G&A expense for the first six months of 2024 was $2.8 million compared to $2.0 million for the same period of 2023, an increase of 40%. The increases were primarily due to higher accounting fees and public company costs that resulted from listing on the NASDAQ stock market at the end of 2023 which increased by $0.4 million in the second quarter of 2024 and $0.6 million for the first six months of 2024. The increases were also due to higher payroll and director costs mainly related to additional personnel and higher investor relations and marketing costs in 2024.

Depletion and Depreciation

Depletion and depreciation expense for the second quarter of 2024 was $3.7 million compared to $3.4 million in the same period of 2023. Depletion and depreciation expense on a per barrel basis was $12.99 for the second quarter of 2024 compared to $15.35 for the second quarter of 2023. Depletion and depreciation expense for the first six months of 2024 was $7.6 million compared to $7.7 million in the same period of 2023. Depletion and depreciation expense on a per barrel basis was $12.97 for the first six months of 2024 compared to $15.18 for the first six months of 2023.

Interest on loans and borrowings

Interest on loans and borrowings increased from $0.4 million in the second quarter of 2023 to $0.8 million for the same period of 2024. Interest on loans and borrowings increased from $0.9 million in the first six months of 2023 to $1.7 million for the same period of 2024. The increases were due to an increase in interest rates in 2024 and an increase in the outstanding balance in 2024 compared to 2023.

Share based compensation

Share based compensation was $0.4 million in the second quarter of 2024 and 2023. Share based compensation increased from $0.4 million in the first six months of 2023 to $0.5 million for the same period of 2024. The increase was due to an increase in the number of stock options and restricted share units granted in 2024 compared to 2023.

Net income for the period

The Company had net income of $4.1 million ($0.11 per basic share) in the second quarter of 2024 compared to net income of $4.3 million ($0.12 per share) for the same period of 2023. The change in net income in 2024 compared to the same period in 2023 is due to an increase in income tax expense of $1.5 million, an increase in operating expenses of $1.0 million, an increase in G&A expense of $0.5 million, an increase in interest on long term debt of $0.4 million, an increase in depletion, depreciation and accretion of $0.3 million and a gain in unrealized losses in financial commodity contracts in the second quarter of 2024 totaling $0.5 million versus a gain of $0.8 million in the same period of 2023, partially offset by an increase in revenue net of royalties of $3.8 million.

Kolibri Global Energy Inc.	| 8 |	Second Quarter 2024

The Company had net income of $7.4 million ($0.21 per basic share) in the first six months of 2024 compared to net income of $12.2 million ($0.34 per share) for the same period of 2023. The change in net income in 2024 compared to the same period in 2023 is due to an increase in income taxes of $2.6 million, unrealized losses in financial commodity contracts in the first six months of 2024 totaling $0.5 million versus a gain of $2.2 million in the same period of 2023. an increase in operating expenses of $1.7 million, an increase in interest on long term debt of $0.9 million, an increase in G&A expense of $0.8 million, an increase in stock-based compensation of $0.2 million, partially offset by an increase in revenue net of royalties of $3.7 million and a decrease in depletion, depreciation and accretion of $0.1 million.

The explanations for these variances are discussed in the individual sections above.

Cash flows from operating activities

Cash flows from operating activities for the first six months of 2024 was $17.0 million compared to cash flows from operating activities of $19.0 million for the same period in 2023. The decrease in 2024 compared to the same period in 2023 is due to an increase in operating expenses of $1.7 million, an increase in interest on long term debt of $0.9 million, an increase in G&A expense of $0.8 million and a decrease in non-cash working capital of $2.4 million, partially offset by an increase in revenue net of royalties of $3.7 million.

CAPITAL EXPENDITURES

Capital expenditures were for the wells drilled and completed in the Tishomingo field located in Oklahoma.

($000)
	2024	2023

Additions to oil and gas properties	$11,747	$19,930
	$11,747	$19,930

LIQUIDITY AND CAPITAL RESOURCES

(000s; other than number of shares and per share amounts)	At June 30, 2024	At December 31, 2023

Working Capital (Deficiency) (US$)	$(1,885)	$(11,916)

Loans and Borrowings (US$)	$33,958	$29,958

Shares Outstanding, end of period	35,735,965	35,625,587

Market Price per share (in Canadian $)	$4.85	$5.09
Market Value of Shares (in Canadian $)	$173,319	$181,334

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

In May 2024, the borrowing base of the credit facility was increased from $40.0 million to $50.0 million and the Company has an available borrowing capacity of $16.0 million at June 30, 2024. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the third quarter of 2024. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

Kolibri Global Energy Inc.	| 9 |	Second Quarter 2024

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended June 30, 2024. At June 30, 2024, the Current Ratio of the US Subsidiary was 2.44 to 1.0 and the Maximum Leverage Ratio was 0.89 to 1.0 for the three months ended June 30, 2024. Based on the Company’s forecast, it expects to be in compliance with this covenant for the next twelve months.

At June 30, 2024, loans and borrowings of $34.0 million (December 31, 2023: $30.0 million) are presented net of loan acquisition costs of $0.3 million (December 31, 2023: $0.3 million).

At June 30, 2024, the Company had a working capital deficit of $1.9 million compared to a working capital deficit of $11.9 million at December 31, 2023. The Company had available borrowing capacity of $16.0 million at June 30, 2024. The Company closely monitors its working capital and borrowing capacity to ensure adequate funds are available to finance its administrative and operating requirements. Planned drilling activity can be adjusted if adequate funds are not available, and the Company has available borrowing capacity to manage its working capital requirements.

The Company has entered into financial commodity contracts as part of its risk management strategy to manage its cash flows for future activity and to offset commodity price fluctuations. Other potential sources of cash flows include proceeds from additional debt or equity offerings but there is no guarantee that additional financing will be available when needed.

CONTRACTUAL OBLIGATIONS

Following are the contractual maturities of financial liabilities, excluding estimated interest payments at June 30, 2024:

	Carrying amount	2024	2025	2026

Fair value of commodity contracts	$522	$236	$286	$-
Lease payable	1,096	713	311	72
Loans and borrowings*	33,678	-	-	33,678
Accounts payable and other payables	9,360	9,360	-	-
	$44,656	$10,309	$597	$33,750

* The Credit Facility provides for interest only payments until the September 2026 maturity date. The Company is required to repay amounts owing under the Credit Facility in full on the September 2026 maturity date. See “Liquidity and Capital Resources” and “Principal Business Risks” for discussion of events that would require early repayment of the Credit Facility.

Kolibri Global Energy Inc.	| 10 |	Second Quarter 2024

QUARTERLY SUMMARY

Below is a summary of the Company’s performance over the last eight quarters:

	2024		2023				2022
($000, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Daily Production
Oil (BOPD)	2,309	2,423	2,245	2,083	1,821	2,431	1,551	1,252
Natural gas (MCFPD)	1,916	2,371	1,428	1,565	1,397	2,138	969	1,083
NGLs (BOEPD)	500	487	359	393	361	407	155	269

Average production (BOEPD)	3,128	3,305	2,842	2,737	2,415	3,194	1,868	1,702

	2024		2023				2022
($000, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Average Price
Oil ($/bbl)	79.48	75.03	78.51	79.70	72.33	74.40	80.42	93.52

Natural gas ($/mcf)	0.84	2.06	2.32	2.71	1.83	4.24	6.71	10.24

NGL ($/bbl)	18.24	28.25	20.41	19.84	15.97	26.77	26.66	35.33

Average price ($/bbl)	62.10	60.66	65.76	65.04	58.00	62.87	72.47	80.89

	2024		2023				2022
($000, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Netback(1)
Average price ($/BOE)	62.10	60.66	65.76	65.04	58.00	62.87	72.47	80.89

Royalties	13.22	13.36	14.34	14.42	11.98	13.16	15.83	17.96

Operating expenses (4,5)	8.48	8.36	7.02	7.34	6.05	6.04	8.25	7.77

Netback from operations(1)	40.40	38.94	44.4	43.28	39.97	43.67	48.39	55.16

Price adjustment from commodity contracts	(0.84)	(1.13)	(1.63)	(1.37)	(1.44)	(2.34)	(5.47)	(9.40)

Netback including commodity contracts(1)	39.54	37.81	41.65	38.6	42.23	46.05	49.69	53.66

Kolibri Global Energy Inc.	| 11 |	Second Quarter 2024

	2024		2023				2022
($000, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net operating income(2)
Oil and gas revenue	17,678	18,244	17,192	16,378	12,746	18,074	12,455	12,666

Royalties	3,762	4,018	3,748	3,632	2,632	3,781	2,721	2,813

Operating expenses	2,109	2,246	1,567	1,628	1,147	1,553	1,417	1,216

	11,807	11,980	11,877	11,118	8,967	12,740	8,317	8,637

	2024		2023				2022
($000, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net income	4,061	3,345	2,319	4,268	7,896	2,793	9,299	7,007

Basic income (loss) ($/share)	0.11	0.09	0.14	0.07	0.12	0.22	0.08	0.26

Adjusted EBITDA(3)	10,036	10,374	10,502	9,536	7,646	11,396	6,854	6,874

Cash flows from operating activities	7,271	9,695	9,974	9,631	6,013	13,030	6,098	6,387

Bank debt	33,678	31,667	29,612	23,809	17,819	17,819	17,799	15,855

Total assets	230,975	229,191	224,439	211,745	196,655	188,023	184,082	172,634

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(4) Operating expenses includes compressor costs of $303,975 in the second quarter of 2024 and $573,750 in the first six months of 2024 and compressor costs of $182,625 in the second quarter of 2023 and $365,250 in the first six months of 2023 that are accounted for as a lease under IFRS 16.

(5) Includes natural gas and NGL processing costs related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024 totaling $0.2 million, or $0.50 per BOE in the second quarter of 2024 and $0.8 million, or $1.23 per BOE, in the first six months of 2024.

Quarterly Variability

The results of the previous eight quarters reflect the Company’s development of the Tishomingo field with production increasing from 1,708 boepd in the third quarter of 2022 to 3,128 boepd in the second quarter of 2024. Changes in production have occurred between quarters due to the timing of drilling and completion operations and the temporary shut-in of wells.

Kolibri Global Energy Inc.	| 12 |	Second Quarter 2024

Commodity prices increased significantly in 2022 due to conflict between Russia and Ukraine as reflected in the third quarter 2022 average price of $80.89/boe. Prices in 2023 and the first six months of 2024 have since stabilized as reflected in our second quarter 2024 average price of $62.10/boe.

Adjusted EBITDA(1) is impacted by the Company’s quarter production and the changes in commodity prices. As our field development has resulted in increased production since the third quarter of 2022, adjusted EBITDA has reflected this increase including our second quarter 2024 adjusted EBITDA of $10.0 million.

Net income is impacted by the Company’s operations and production but it is also impacted by quarterly unrealized gains or losses on the Company’s commodity contracts between quarter which fluctuate from quarter to quarter. In addition, beginning in the fourth quarter of 2023, the Company has recognized deferred tax expense every quarter including $1.5 million recorded in the second quarter of 2024.

The Company’s bank debt has increased from $15.8 million to $33.7 million and has fluctuated depending on the timing of field development activities between quarters. Although debt has increased over the last eight quarters, the Company has consistently maintained a leverage ratio below 1.0.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities, the disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts. Significant estimates and judgments made by management in the preparation of the consolidated financial statements are as follows:

Oil and gas assets

Development and production assets are assessed for recoverability at cash generating unit (“CGU”) level. The determination of CGUs is subject to management judgments. Recoverability is assessed by comparing the carrying value of the asset to its estimated recoverable amount, which is based on the higher of fair value of the assets less the cost to sell (“FVLCS”) or value in use (“VIU”). The significant estimates used in the determination of the estimated recoverable amount include the following:

●	Proved and probable oil and gas reserves – Significant assumptions that are valid at the time of oil and gas reserve estimation may change significantly when additional information becomes available. Estimates of economically recoverable proved and probable oil and gas reserves are based upon a number of significant assumptions, such as forecasted production, forecasted oil and gas commodity prices, forecasted operating costs, forecasted royalty costs, and forecasted future development costs. Changes in forecasted oil and gas commodity price assumptions, costs or recovery rates may change the economic status of proved and probable oil and gas reserves and may ultimately result in a restatement of proved and probable oil and gas reserves. Independent third-party reserve evaluators are engaged at least annually to estimate proved and probable oil and gas reserves

●	Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an industry peer group weighted average cost of capital. Changes in the economic environment could result in significant changes to this estimate.

(1) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Kolibri Global Energy Inc.	| 13 |	Second Quarter 2024

Depletion of oil and gas assets

Depletion of development and production assets is determined based on proved and probable oil and gas reserves and includes forecasted future development costs as estimated by the Company’s independent third-party reserve evaluators. By their nature, the estimates of proved and probable oil and gas reserves are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

Asset retirement obligations

The provisions for site restoration and abandonment are based on current legal requirements, technology, price levels and expected plans and are based on significant assumptions such as inflation rate and discount rate. Actual costs and cash outflows can differ from estimates because of changes in laws or regulations, market conditions and changes in technology.

Derivative instruments

The estimated fair value of derivative financial instruments resulting in financial assets and liabilities, by their very nature is subject to estimation, due to the use of future oil and natural gas prices and the volatility in these prices.

Compensation costs

Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as Black-Scholes model which is based on assumptions such as volatility, forfeiture rate, interest rate and expected term.

Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

Liquidity

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand and cash flows from operating activities to meet expected operational expenses for a one-year period, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditure. The Company also attempts to match its payment cycle with collection of oil revenue on the 20th of each month.

The Company monitors its expected cash inflows from trade and other receivables and its expected cash outflows on trade and other payables and principal debt payments. The current volatile economic climate may lead to adverse changes in cash flows and working capital levels which may also have a direct impact on the Company’s results and financial position and which may adversely affect the Company’s liquidity.

Kolibri Global Energy Inc.	| 14 |	Second Quarter 2024

OUTSTANDING SHARE DATA

There were 35,735,965, 35,735,965 and 35,625,587 common shares outstanding as of August 13, 2024, June 30, 2024 and December 31, 2023, respectively. The Company had 1,078,924 1,078,924 and 939,634 stock options outstanding as of August 13, 2024, June 30, 2024 and December 31, 2023, respectively. The Company had 232,125, 232,125, and 119,140 restricted share units (RSUs) granted as of August 13, 2024, June 30, 2024 and December 31, 2023 respectively.

PRINCIPAL BUSINESS RISKS

KEI’s business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

●	the uncertainty of finding oil and gas in commercial quantities
●	securing markets for existing and future production
●	commodity price fluctuations due to market forces
●	volatile market conditions related to the current conflict between Russia and Ukraine
●	financial risk due to foreign exchange rates and interest rate exposure
●	changes to government regulations in the United States, including regulations relating to prices, taxes, royalties and environmental protection
●	changing government policies and regulations, social instability and other political, economic or diplomatic developments in the countries in which the Company operates
●	the ability to fund wells drilled in non-operated sections of the Tishomingo field
●	the uncertainty of pipeline repairs leading to temporary shutting-in of wells
●	availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company
●	uncertainties inherent in estimating quantities of oil and natural gas reserves and cash flows to be derived therefrom
●	the oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources
●	risks related to evolving emissions, carbon and other regulations impacting climate change and the advancement of alternative sources of renewable energy
●	risks related to the Credit Facility, including the risk that the Company could be required under the terms of the Credit Facility to prepay the outstanding principal amount and other amounts owing under the Credit Facility in certain circumstances, some of which are out of the Company’s control, including failure to comply with financial ratio tests, borrowing base redeterminations, Mr. Wolf Regener ceasing to be the President of Kolibri Global Energy Inc., certain changes to the board of directors of the Company and the acquisition by any person or persons acting jointly or in concert of 25% or more of the Company’s shares. There can be no assurance that the Company will be able to obtain sufficient capital to repay the Credit Facility. A failure by the Company to perform its obligations under the Credit Facility could result in, among other adverse effects, the loss of the Company’s Tishomingo Field assets. A copy of the Amended and Restated Credit Agreement was filed on SEDAR on May 26, 2023. See “Liquidity and Capital Resources” and “Contractual Obligations” above and the “Risk Factors” section in the Company’s most recent Annual Information Form.
●	the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedarplus.ca.

The Company seeks to mitigate these risks by:

●	maintaining product mix to manage exposure to commodity price risk
●	monitoring production trends to maximize the potential of its capital spending program
●	from time to time, entering into financial commodity contracts to hedge against commodity price risk
●	ensuring strong third-party operators for non-operated properties
●	transacting with creditworthy counterparties
●	monitoring commodity prices and capital programs to manage cash flows
●	reviewing proposed changes in applicable government regulations and laws to assess the impact on the Company’s operations

Kolibri Global Energy Inc.	| 15 |	Second Quarter 2024

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICOFR”) as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to KEI is made known to the CEO and CFO by others and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by KEI under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company’s CEO and CFO have concluded, based on their evaluation that the Company’s DC&P and ICOFR are effective at March 31, 2024 to provide reasonable assurance that material information related to the Company is made known to them by others within the Company.

The CEO and CFO are required to cause the Company to disclose any change in the Company’s ICOFR and DC&P that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s ICOFR. No changes in ICOFR and DC&P were identified during such period that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR during the quarter ended June 30, 2024.

It should be noted that a control system, including the Company’s DC&P and ICOFR, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system will be met and it should not be expected that DC&P and ICOFR will prevent all errors or fraud.

OUTLOOK

In the United States, the Company intends to drill and complete additional wells in the Caney/Sycamore formations on its Oklahoma lands as financing becomes available and the economic environment changes. In addition, the Company continues to utilize its technical and operational expertise to identify and acquire additional oil, gas and clean energy projects. The Company expects to continue drilling additional wells utilizing cash flows from operating activities and potentially its available borrowing capacity under its credit facility.

NON-GAAP MEASURES

The Company’s Non-GAAP Measures are not measures or ratios recognized under IFRS and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows from operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

Kolibri Global Energy Inc.	| 16 |	Second Quarter 2024

Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flows generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net income	4,061	4,268	7,406	12,164

Adjustments:
Income tax expense	1,451	-	2,642	-
Finance income	(445)	(777)	-	(2,167)
Finance expense	1,101	724	2,872	1,673
Share based compensation	411	356	539	374
General and administrative expenses	1,528	1,021	2,793	1,951
Depletion, depreciation and amortization	3,700	3,375	7,594	7,713
Other income	(1)	-	(60)	(1)
Operating netback	11,806	8,967	23,786	21,707

Netback from operations per BOE	40.40	39.97	39.66	42.07

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provides an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses.

The following is the reconciliation of the non-GAAP measure net operating income:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Oil and gas revenue, net of royalties	13,915	10,114	28,141	24,407
Operating expenses	2,109	1,147	4,355	2,700

Net operating income	11,806	8,967	23,786	21,707

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure adjusted EBITDA:

Kolibri Global Energy Inc.	| 17 |	Second Quarter 2024

(US $000)	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net income	4,061	4,268	7,406	12,164
Income tax expense	1,451	-	2,642	-
Depletion and depreciation	3,700	3,375	7,594	7,713
Accretion	44	44	89	89
Interest expense	813	375	1,728	860
Unrealized (gain) loss on commodity contracts	(445)	(777)	470	(2,167)
Share based compensation	411	356	539	374
Interest income	-	-	-	-
Other income	(1)	-	(60)	(1)
Foreign currency loss (gain)	2	5	2	10

Adjusted EBITDA	10,036	7,646	20,410	19,042

Product Type Disclosure

This MD&A includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this MD&A in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“BOEs”) to reflect natural gas liquids and oil production and sales. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	This MD&A and the Company’s other public disclosure contains peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that initial production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Kolibri Global Energy Inc.	| 18 |	Second Quarter 2024

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information including expectations regarding proposed timing and expected results of development work in the Company’s Tishomingo Field, expected productivity from current and future wells, planned capital expenditure programs and cost estimates, the effect of design and performance improvements on future productivity, planned use and sufficiency of proceeds from the Company’s debt and equity financings, compliance with debt covenants under the Company’s credit facility, cash on hand and cash flows from operating activities and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “intend” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that well shut-ins will not materially reduce production or adversely affect future productivity, that anticipated results and estimated costs will be consistent with managements’ expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the combination of cash on hand and cash flows from operating activities will be sufficient to finance the Company’s cash requirements through 2024, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserve-based loan facility and that the borrowing base will not be reduced, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, that the Company will not achieve a comparable level of hedging going forward in respect of its existing production, that the Company will not achieve the results anticipated by management from the Company’s cost reduction measures, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), well shut-ins and the potential for damage to the affected wells, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserve-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base redetermination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedarplus.ca.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Kolibri Global Energy Inc.	| 19 |	Second Quarter 2024

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Evan Templeton1.2,3,5
Director, Chairman of the Board

Leslie O’Connor [2,3,4,5]
Director	AUDITORS
Marcum LLP
David Neuhauser [1,3,4]	Houston, TX, USA
Director

Douglas Urch [1,2,5]	BANKERS
Director	BOK Financial
Denver, CO, USA
Wolf Regener [4]
Director, President and Chief Executive Officer	RBC Bank Canada
Calgary, AB
Gary Johnson
Chief Financial Officer and Vice President	CONSULTING ENGINEERS
Netherland, Sewell & Associates, Inc.
1 Member of the Audit Committee	Houston, TX, USA
2 Member of the Corporate Governance Committee
3 Member of the Compensation Committee	TRANSFER AGENT AND REGISTRAR
4 Member of the HS&E Committee	Computershare Trust Company
5 Member of the Reserves Committee	Calgary, AB

STOCK EXCHANGE LISTING	HEAD OFFICE
The Toronto Stock Exchange	Suite 220, 925 Broadbeck Drive
Trading Symbol: KEI	Thousand Oaks, CA, USA 91320
NASDAQ	Telephone: (805) 484-3613
Trading Symbol: KGEI	Fax: (805) 484-9649

LEGAL COUNSEL	CANADIAN OFFICE
DuMoulin Black LLP	15th Floor, 1111 West Hastings St.
Vancouver, BC	Vancouver, BC, Canada V6E 2J3
Telephone (604) 687-1224
Haynes Boone, LLP	Fax: (604) 687-3635
New York, NY, USA

Kolibri Global Energy Inc.	| 20 |	Second Quarter 2024